UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913384103

(CUSIP Number)

Eric Tajcher

Jeffrey A. Letalien

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103	13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS Sundara Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,482,793 shares of Common Stock (as defined below) issuable upon conversion of 33,667 shares of Series A Preferred Stock (as defined below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,482,793 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,482,793 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%(2)(3)

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Flexpoint Fund II, L.P. (“Flexpoint”), as described in Item 4 and footnote (3) below.
(2)	The calculation of the foregoing percentage is based on an aggregate of 21,165,696 shares of Common Stock outstanding, consisting of 17,682,903 shares of Common Stock outstanding as of the execution of the Amended and Restated Securities Purchase Agreement described in Item 4 on October 18, 2016, plus an additional 3,482,793 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person.
(3)	As a result of the entry by Sundara (as defined below), of which Mr. Stone (as defined below) is the managing member, into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Flexpoint and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Flexpoint may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Flexpoint. Based on information provided to the Reporting Persons, Flexpoint beneficially owns 99,666 shares of Series A Preferred Stock, which are convertible into 10,310,276 shares of Common Stock.

CUSIP No. 913384103	13D	Page 3 of 3 Pages

1	NAME OF REPORTING PERSONS Laurence L. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,300
	8	SHARED VOTING POWER 4,336,116 shares of Common Stock, including 3,482,793 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock (2)
	9	SOLE DISPOSITIVE POWER 13,300
	10	SHARED DISPOSITIVE POWER 4,336,116 shares of Common Stock, including 3,482,793 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock (2)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,349,416 shares of Common Stock, including 3,482,793 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (3)(4)
14	TYPE OF REPORTING PERSON* IN

(1)	Box A is checked with respect to the relationship of the Reporting Persons and Flexpoint, as described in Item 4 and footnote (4) below.
(2)	Includes (i) 3,482,793 shares of Common Stock issuable upon conversion of the Series A Preferred Stock owned by Sundara, of which Mr. Stone is the managing member, (ii) 125,000 shares of Common Stock owned by LHLJ, Inc., a Delaware corporation of which Mr. Stone is the sole stockholder, (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC, a Delaware limited liability company of which Mr. Stone is a managing member and owner of substantially all of the equity interests, and (iv) 339,750 shares of Common Stock owned by The Stone Family Trust, an irrevocable trust for the benefit of Mr. Stone’s children, of which his wife serves as a trustee.
(3)	The calculation of the foregoing percentage is based on an aggregate of 21,165,696 shares of Common Stock outstanding, consisting of 17,682,903 shares of Common Stock outstanding as of the signing of the Amended and Restated Securities Purchase Agreement on October 18, 2016, plus an additional 3,482,793 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person.
(4)	As a result of the entry by Sundara, of which Mr. Stone is the managing member, into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Flexpoint and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Flexpoint may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Flexpoint. Based on information provided to the Reporting Persons, Flexpoint beneficially owns 99,666 shares of Series A Preferred Stock, which are convertible into 10,310,276 shares of Common Stock.

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to common stock, par value $0.001 per share (the “Common Stock”), of JetPay Corporation, a Delaware corporation (the “Issuer”), issuable upon conversion of shares of Series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). The Issuer’s principal executive office is located at 1175 Lancaster Avenue, Suite 200, Berwyn, PA 19312.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Sundara Investment Partners, LLC, a Delaware limited liability company (“Sundara”) and Laurence L. Stone, an individual (“Mr. Stone” and each of Sundara and Mr. Stone, a “Reporting Person”).

The principal business address of Sundara is located at 725 Eagle Farm Road, Villanova, PA 19085. Sundara is a holding company formed for the purpose of acquiring the shares of Series A Preferred Stock.

The principal business address of Mr. Stone is 725 Eagle Farm Road, Villanova, PA 19085. Mr. Stone is a self-employed private investor and a U.S. citizen.

Mr. Stone is the sole managing member of Sundara and, accordingly, may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the shares of Series A Preferred Stock beneficially owned by Sundara and, as a result, may be deemed to have shared beneficial ownership of such shares.

During the last five years, neither Reporting Person: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4 below, on October 18, 2016, Sundara purchased 33,667 shares of Series A Preferred Stock directly from the Issuer pursuant to that certain Amended and Restated Securities Purchase Agreement by and among the Issuer, Flexpoint and Sundara for $10,100,100 (the “Purchase Price”). The Purchase Price was funded through capital contributions to Sundara by Mr. Stone and its other members, including $5,100,100 by Mr. Stone personally and $3,900,000 by The Stone Family Trust, an irrevocable trust for the benefit of Mr. Stone’s children, of which his wife serves as a trustee. The remaining $1,100,000 was contributed by friends and family of Mr. Stone who are minority members of Sundara.

Prior to the entry into the Amended and Restated Securities Purchase Agreement, Mr. Stone beneficially owned 866,623 shares of Common Stock, including (i) 13,300 shares of Common Stock owned directly, (ii) 125,000 shares of Common Stock owned by LHLJ, Inc., a Delaware corporation of which Mr. Stone is the sole stockholder (“LHLJ”), (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC, a Delaware limited liability company of which Mr. Stone is a managing member and owner of substantially all of the equity interests (“Main Line”), and (iv) 339,750 shares of Common Stock owned by The Stone Family Trust. The acquisition of such shares was financed through the use of personal funds.

Item 4. Purpose of Transaction

On October 18, 2016, the Issuer, Flexpoint and Sundara entered into that certain Amended and Restated Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which Sundara purchased 33,667 shares of Series A Preferred Stock directly from the Issuer. Flexpoint had previously purchased 99,666 shares of Series A Preferred Stock and had the right to purchase an additional 33,667 shares pursuant to the Purchase Agreement prior to its amendment and restatement. The amendment and restatement provided for the purchase by Sundara of the 33,667 shares that had not yet been purchased by Flexpoint. Each purchase was in a private placement exempt from registration under Regulation D promulgated under the Securities Act of 1933, as amended, and was at a purchase price of $300.00 per share of Series A Preferred Stock (the “Initial Purchase Price Per Share”).

The shares of Series A Preferred Stock are convertible at any time by the holders thereof into a number of shares of Common Stock determined by dividing the Initial Purchase Price Per Share by a conversion price of $2.90 per share.

Pursuant to the terms of the Purchase Agreement, Sundara is prohibited from transferring its shares of Series A Preferred Stock or shares of Common Stock into which such shares of Series A Preferred Stock may be converted (“Underlying Shares”) for a five-year period, subject to certain exceptions. Sundara is also subject to a drag-along right pursuant to which, if Flexpoint determines to sell its shares of Series A Preferred Stock or Underlying Shares, Flexpoint may require Sundara to sell the same proportion of its shares of Series A Preferred Stock or Underlying Shares, as applicable. Sundara and Flexpoint each also has reciprocal co-sale rights to participate in sales of shares of Series A Preferred Stock or Underlying Shares by the other party and Sundara has certain piggyback registration rights to participate in registered offerings of shares by Flexpoint. Flexpoint’s right to transfer its shares of Series A Preferred Stock is subject to a requirement that Flexpoint first offer such shares to Sundara on substantially the same terms.

In addition, if the Issuer consummates certain strategic transactions on or prior to June 14, 2017, Sundara has the right to require Flexpoint to purchase Sundara’s shares of Series A Preferred Stock at the Initial Purchase Price Per Share.

Pursuant to the Purchase Agreement, the Certificate of Designation of the Series A Preferred Stock was amended to provide that Sundara will be required to participate on a pro rata basis in any redemption of shares of Series A Preferred Stock initiated by Flexpoint in accordance with the terms thereof prior to October 18, 2021 and that Sundara has the right to request the redemption of its shares of Series A Preferred on or after October 18, 2021.

As a result of these transfer restrictions and other provisions relating to future transfers of the shares of Series A Preferred Stock or Underlying Shares, Flexpoint may be deemed to have shared power to dispose or direct the disposition of the shares of Series A Preferred Stock and the Underlying Shares beneficially owned by the Reporting Persons; in addition, Flexpoint and the Reporting Persons may each be members of a “group” under Section 13(d) of the Exchange Act. Nevertheless, as the Reporting Persons lack the power to vote or direct the voting or to dispose or direct the disposition of the shares of Series A Preferred Stock and the Underlying Shares beneficially owned by Flexpoint, the Reporting Persons disclaim beneficial ownership of all such securities owned by Flexpoint.

The Reporting Persons plan to review their investment in the shares of Series A Preferred Stock and the Underlying Shares on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Purchase Agreement and applicable securities laws, the Reporting Persons may acquire additional shares of Series A Preferred Stock or Common Stock or other securities of the Issuer, may sell all or any part of their Series A Preferred Stock or Common Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act, may distribute Series A Preferred Stock or Common Stock to various of its partners or members, or may engage in any combination of the foregoing. Subject to applicable law and the terms of the Purchase Agreement, the Reporting Persons may enter into hedging transactions or alternative structures with respect to the Series A Preferred Stock or Common Stock. No additional prior notice will be given, except as may be required by law, the terms of the Purchase Agreement or any such transaction. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Pursuant to the Purchase Agreement, the Certificate of Designation of the Series A Preferred Stock was amended to provide that, for so long as Sundara owns at least 50% of the shares of Series A Preferred Stock purchased by it on October 18, 2016, Sundara shall have the right to appoint a director to the board of directors of the Issuer (the “Board”). In addition, the Purchase Agreement provides that, for so long as Sundara and/or its affiliates owns at least 50% of the shares of Series A Preferred Stock purchased by it on October 18, 2016, Sundara is entitled to receive certain financial information, including but not limited to monthly and annual financial statements and annual budgets, and to certain inspection rights. As a result of the Reporting Persons’ continuing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through Sundara’s Board representation, participate in the management of the issuer.

The Purchase Agreement also provides that, on or after October 18, 2021, Sundara has certain demand registration rights with respect to the Underlying Shares.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) and (b) Immediately prior to the execution of the Purchase Agreement, Sundara did not own any shares of Series A Preferred Stock or Common Stock. As described in Item 3 above, Mr. Stone beneficially owned 866,623 shares of Common Stock, including (i) 13,300 shares of Common Stock owned directly, (ii) 125,000 shares of Common Stock owned by LHLJ, (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC and (iv) 339,750 shares of Common Stock owned by The Stone Family Trust.

In addition, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the entry into the Purchase Agreement, the Reporting Persons may be deemed to be members of a “group” with Flexpoint and, as a result, to beneficially own the 99,667 shares of Series A Preferred Stock owned by Flexpoint immediately prior thereto and the Underlying Shares into which they may be converted. As described in Item 4 above and for the reasons stated therein, the Reporting Persons disclaim beneficial ownership of all such securities. On October 18, 2016, Sundara purchased 33,667 shares of Series A Preferred Stock, which shares are convertible into approximately 16.5% of the outstanding shares of Common Stock. Sundara has the power to vote or direct the vote and to dispose or direct the disposition of such shares. In addition, as the managing member of Sundara, Mr. Stone has the shared power to vote or direct the vote and to dispose or direct the disposition of such shares. Although the Reporting Persons disclaim beneficial ownership of the shares owned by Flexpoint, if such shares were aggregated with the 33,667 shares of Series A Preferred Stock beneficially owned by the Reporting Persons, the Reporting Persons would be deemed to beneficially own 133,333 shares of Series A Preferred Stock, convertible into 13,793,069 shares of Common Stock, constituting approximately 43.8% of the outstanding shares of Common Stock. If aggregated with the 866,623 shares of Common Stock beneficially owned by Mr. Stone, Mr. Stone would be deemed to beneficially own 14,659,692 shares of Common Stock, constituting approximately 46.6% of the outstanding shares of Common Stock.

Except as set forth above, neither any Reporting Person nor, to the best of the Reporting Persons’ knowledge, Flexpoint, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Series A Preferred Stock or the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) During the past 60 days, Main Line acquired the following shares of Common Stock in open market purchases:

Date	Number of Shares	Price per Share
August 26, 2016	200	$2.1523
September 7, 2016	100	$2.067
September 9, 2016	200	$2.1483
September 12, 2016	200	$2.30
September 19, 2016	100	$2.11
September 21, 2016	800	$2.4175

Except for these purchases and the purchase by Sundara pursuant to the Purchase Agreement, neither any Reporting Person, nor , to the best knowledge of the Reporting Persons, Flexpoint, has effected any transaction in the Series A Preferred Stock or Common Stock during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

The information set forth in Item 4 above is incorporated by reference herein. Pursuant to Sundara’s right to appoint a member of the Board, on October 18, 2016, Mr. Stone became a member of the Board. In connection with his appointment to the Board, on October 18, 2016, Mr. Stone entered into an Indemnification Agreement with the Issuer, providing him with certain indemnification rights in his capacity as a member of the Board. Pursuant to the Indemnification Agreement, subject to certain limitations, the Issuer shall indemnify and hold harmless Mr. Stone, to the fullest extent permitted by the laws of the State of Delaware, during the period he is a director or officer of the Issuer and for a period of six years thereafter and will continue thereafter so long as he shall be subject to any Proceeding (as defined in the Indemnification Agreement).

On October 18, 2016, A. D. Computer Corporation, a Pennsylvania corporation (“ADC”), and Payroll Tax Filing Services, Inc., a Pennsylvania corporation (“PTFS”), as borrowers (the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with LHLJ, as lender, for a term loan in the principal amount of $9,500,000. Amounts outstanding under the Loan Agreement and the underlying promissory note will accrue interest at a rate of 8% per annum. The loan matures on October 18, 2021 and is payable in equal monthly installments of $128,677 with a final payment of $4,750,000 at maturity.

The obligations of the Borrowers under the Loan Agreement are guaranteed by the Company and CollectorSolutions, LLC, a Delaware limited liability company (“CSI”), and are secured by all of the assets of ADC, PTFS and CSI, as well as a pledge by the Company of its ownership interests in ADC and CSI.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and Flexpoint and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 1	Amended and Restated Securities Purchase Agreement, dated October 18, 2016, by and among JetPay Corporation, Flexpoint Fund II, L.P. and Sundara Investment Partners, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit Number	Description of Exhibit

Exhibit 2	Indemnification Agreement, dated as of October 18, 2016, by and among JetPay Corporation and Laurence L. Stone (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 3	Loan and Security Agreement, dated as of October 18, 2016, by and among A.D. Computer Corporation, Payroll Tax Filing Services Inc., JetPay Corporation, CollectorSollutions, LLC and LHLJ, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 4	Promissory Note, dated as of October 18, 2016, by A.D. Computer Corporation and Payroll Tax Filing Services, Inc. in favor of LLHJ, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 5	Joint Filing Agreement, dated October 28, 2016, between Sundara Investment Partners, LLC and Laurence L. Stone

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016

SUNDARA INVESTMENT PARTNERS, LLC

By:	/s/ Laurence L. Stone
Name: Laurence L. Stone
Title: Managing Member

LAURENCE L. STONE

/s/ Laurence L. Stone

EXHIBIT INDEX

The following are filed or incorporated by reference as Exhibits to this Statement on Schedule 13D:

Exhibit Number	Description of Exhibit

Exhibit 1	Amended and Restated Securities Purchase Agreement, dated October 18, 2016, by and among JetPay Corporation, Flexpoint Fund II, L.P. and Sundara Investment Partners, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 2	Indemnification Agreement, dated as of October 18, 2016, by and among JetPay Corporation and Laurence L. Stone (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 3	Loan and Security Agreement, dated as of October 18, 2016, by and among A.D. Computer Corporation, Payroll Tax Filing Services Inc., JetPay Corporation, CollectorSollutions, LLC and LHLJ, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 4	Promissory Note, dated as of October 18, 2016, by A.D. Computer Corporation and Payroll Tax Filing Services, Inc. in favor of LLHJ, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 24, 2016)

Exhibit 5	Joint Filing Agreement, dated October 28, 2016, between Sundara Investment Partners, LLC and Laurence L. Stone